VelocityShares™ VIX ETNs

	XIV	TVIX	VIIX	ZIV	TVIZ	VIIZ
Product Type	ETN	ETN	ETN	ETN	ETN	ETN
Issuer	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG
Product Name	VelocityShares Daily Inverse VIX Short- Term ETN	VelocityShares Daily 2x VIX Short-Term ETN	VelocityShares VIX Short- Term ETN	VelocityShares Daily Inverse VIX Medium- Term ETN	VelocityShares Daily 2x VIX Medium-Term ETN	VelocityShares VIX Medium- Term ETN
Bloomberg Ticker	XIV Equity	TVIX Equity	VIIX Equity	ZIV Equity	TVIZ Equity	VIIZ Equity
Underlying Index	S&P 500 VIX Short-Term Futures Index (SPVXSP Index)	S&P 500 VIX Short-Term Futures Index (SPVXSP Index)	S&P 500 VIX Short-Term Futures Index (SPVXSP Index)	S&P 500 VIX Mid-Term Futures Index (SPVXMP Index)	S&P 500 VIX Mid-Term Futures Index (SPVXMP Index)	S&P 500 VIX Mid-Term Futures Index (SPVXMP Index)
Leverage	1x Daily Inverse	2x Daily	1x Daily	1x Daily Inverse	2x Daily	1x Daily
Avg. duration of contracts included in the applicable Underlying Index	1 Month	1 Month	1 Month	5 Months	5 Months	5 Months
Investor Fee	135 bps p.a.	165 bps p.a.	89 bps p.a.	135 bps p.a.	165 bps p.a.	89 bps p.a.
Listing Date	November 30, 2010	November 30, 2010	November 30, 2010	November 30, 2010	November 30, 2010	November 30, 2010
Primary Exchange	NYSE Arca	NYSE Arca	NYSE Arca	NYSE Arca	NYSE Arca	NYSE Arca

Certain Risks Associated with the ETNs

  The ETNs are not principal protected. You may lose all or a significant part of your investment in the ETNs if the applicable underlying index decreases (or increases in the case of the inverse ETNs) or does not increase (or decrease in the case of the inverse ETNs) by an amount sufficient to offset the applicable fees and charges
  The ETNs and payment of any amount due on the ETNs are subject to the credit risk of Credit Suisse. The payment of any amount due on ETNs is subject to the ability of Credit Suisse to pay its obligations as they become due
  The ETNs are intended to be trading tools for sophisticated investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in a volatility index and of seeking leveraged investment results
  The ETNs may be redeemed at the investor’s option subject to certain restrictions described in the prospectus such as a minimum number of ETNs required for redemption and redemption being limited to certain dates. Redemption prior to maturity may result in the imposition of a charge that would reduce the amount an investor receives to less than the full amount of the Closing Indicative Value
  The return at maturity, upon repurchase or early redemption will be reduced by the fees and charges associated with the ETN
  The ETNs are not linked to the VIX®
  The ETNs are only suitable for a very short investment horizon and are designed to obtain their stated investment objectives on a daily basis

Certain Risks Associated with the ETNs (continued)

  Daily rebalancing will impair the performance of the 2x Long and Inverse ETNs if the underlying index experiences volatility
  If you hold your ETN as a long term investment, it is likely that you will lose all or a substantial portion of your investment
  The issuer has the right to call your ETNs
  The market price of your ETNs may be influenced by many unpredictable factors
  Although the ETNs are listed on NYSE Arca, a trading market for your ETNs may not develop
  Because the 2x Long ETNs are linked to the daily performance of the applicable underlying Index and include leveraged exposure, changes in the market price of the underlying futures will have a greater likelihood of causing such ETNs to be worth zero than if such ETNs were not linked to the leveraged return of the applicable underlying Index
  The ETNs are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction

The risks set forth in the section above entitled “Certain Risks Associated with the ETNs” on this page are only intended as summaries of some of the risks relating to an investment in the ETNs. Prior to investing in the ETNs, you should, in particular, review the “Risks Factors” section in the applicable pricing supplement, which set forth risks related to an investment in the ETNs.

Credit Suisse has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the prospectus supplement dated March 25, 2009, prospectus dated March 25, 2009 (File No. 333-158199-10), to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or VLS Securities LLC or any agent or dealer participating in an offering will arrange to send you the applicable terms sheet or pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 800-221-1037.

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